FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

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Gold Fields Limited
(Reg. No.1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code:  GFI
ISIN Code:  ZAE000018123


DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraph 3.63 of the Listings Requirements of JSE Limited
("the Listings Requirements") we hereby advise that Mr Kofi Ansah, an
independent non-executive director of Gold Fields has sold shares which had
been settled to him in accordance with the rules of The Gold Fields Limited
2005 Non-Executive Share Plan.  Details of this transaction are set out below:

  Nature of           :  Sale
  Transaction
  Transaction Date    :  27 November 2008
  Number of Shares    :  3,000
  Class of Security   :  Ordinary shares
  Price per Share     :  R82.50
  Total Value         :  R247 500.00
  Nature of           :  Direct and beneficial
  Interest

In terms of paragraph 3.66 of the Listings requirements prior clearance for
Mr Ansah to deal in the above shares has been obtained from the Chairman of
Gold Fields.

28 November 2008
Sponsor:
J.P .Morgan Equities Limited
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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 28 November 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs